40-33

T. ROWE PRICE ASSOCIATES, INC.

LEGAL DEPARTMENT

WWW.TROWEPRICE.COM

P.O. Box 89000
Baltimore, Maryland
21289-8220
Toll Free 800-638-7890
Fax 410-345-6575

04007370

January 22, 2004

United States Securities and
Exchange Commission
Attn: File Desk
450 Fifth Street, N.W.
Washington, DC 20549

Re: T. Rowe Price International Funds, Inc.
CIK 0000313212/ 811-2958

T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.
In the Circuit Court Third Judicial Circuit; Madison County, Illinois
Cause No.: 03-L-1253
In the United States District Court for the Southern District of Illinois
Case No.: 03-CV-673 WDS

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, please find the enclosed pleadings relative to the above-referenced matter:

Exhibit A:	Notice to Counsel
Exhibit B:	Order (Granting Plaintiffs an extension to respond to Defendants' Motions to Sever and Transfer)
Exhibit C:	Order (Scheduling and Discovery conference)
Exhibit D:	Order (Recusal of Judge Cohn)
Exhibit E:	Memorandum in Opposition to Motion to Remand

Should you have any questions with regard to this matter, please call.

Very truly yours,

P. Gregory Williams

P. Gregory Williams
Senior Legal Analyst, Transfer Agent/Litigation
(410) 345-6721

Enclosures
cc: Lelia S. Holder

L:\LGL\USERS\LGL0465\WPDATA\LITIGATION\WOODBURYSECLTR3.doc

T.RowePrice
INVEST WITH CONFIDENCE

EXHIBIT A

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T. K. PARTHASARATHY, et al., Plaintiff(s), vs. T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al., Defendant(s).	)	CASE NO. 03-673-DRH CJRA TRACK: D PRESUMPTIVE TRIAL MONTH: JUNE 2005 JUDGE: DAVID R. HERNDON

NOTICE TO COUNSEL

Pursuant to SDIL-LR 16.1, the above-styled cause has been assigned as a "Track D" case. Therefore, you are hereby placed on notice that a presumptive trial month has been set as indicated above.

Pursuant to SDIL-LR 16.2(a) and Federal Rule of Civil Procedure 26(f), an initial pretrial scheduling and discovery conference is hereby set before **Honorable Gerald B. Cohn, on December 8, 2003, 8:30 a.m.** The purposes of this conference are:

(1) To discuss the Joint Report of the Parties as to the proposed discovery plan;

(2) To discuss the possibility of settlement;

(3) To discuss the possibility of using a voluntary alternative dispute resolution device (e.g., mediation, arbitration, summary jury trial, mini-trial) to resolve the dispute;

(4) To discuss the complexity of the case and, if it is tried, the approximate number of days necessary to complete the testimony;

(5) To confirm the presumptive date for the trial (see SDIL-LR 16.1(a));

(6) To set a cut-off date for completion of all discovery including experts' discovery (or in the case of extraordinarily complex cases, the cut-off date for completion of core discovery), which date shall be no later than one hundred fifteen (115) days before the first day of the month of the presumptive trial date;

(7) To establish a plan for the management of discovery in the case, including any limitations on the use of the various discovery devices that may be agreed to by the parties or ordered by the judicial officer presiding over the conference;

(8) To formulate, simplify, and narrow the issues;

(9) To discuss and set deadlines for amendments to the pleadings, including the filing of third-party complaints, which deadline shall be no later than ninety (90) days following this conference;

(10) To discuss the filing of potential motions and a schedule for their disposition, including the cut-off date for filing dispositive motions;

(11) To set the approximate date of the settlement conference (see SDIL-LR 16.3(b));

(12) To set the approximate date of the final pretrial conference (see SDIL-LR 16.2(b));

(13) To consider the advisability of referring various matters to a Magistrate Judge or a Special Master;

(14) To discuss the advisability of one or more additional case management conferences prior to the final pretrial conference; and

(15) To cover any other procedural issues that the judicial officer hearing the case determines to be appropriate for the fair and efficient management of the litigation.

The Joint Report of Parties and Proposed Scheduling and Discovery Order, consented to and signed by each party or by an attorney of record, at the discretion of the assigned judicial officer, may be deemed to satisfy the requirements of SDIL-LR 16.2(a).

All actions taken at the initial pretrial scheduling and discovery conference will be incorporated into a pretrial scheduling and discovery order, which shall be modified only by Order of Court.

The scheduling and discovery conference may, at the discretion of the Magistrate Judge, be canceled if the Magistrate Judge approves the parties' Joint Report of Parties and Proposed Scheduling and Discovery Order as submitted.

Dated: November 7, 2003

NORBERT G. JAWORSKI
CLERK OF COURT

By: J. M. Swift
J. M. Swift, Deputy Clerk

Forms referenced in this document are available, free of charge, downloadable from the District Court web site at www.ilsd.uscourts.gov or from the Clerk's Office for a fee. Copies of the new forms are included as attachments in the July 1, 2003 revision of the Local Rules.

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T. K. PARTHASARATHY, et al.,	)	
	)	CASE NO. 03-673-DRH
	)	
Plaintiff(s),	)	CJRA TRACK: D
	)	
vs.	)	PRESUMPTIVE TRIAL MONTH: JUNE 2005
	)	
T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,	)	
	)	JUDGE: DAVID R. HERNDON
Defendant(s).	)	

UNIFORM TRIAL PRACTICE AND PROCEDURES

In conformity with the Civil Justice Reform Act of 1990, and in compliance with the Civil Justice Expenses and Delay Reduction Plan adopted by this Court, the following uniform procedures will apply to all civil cases filed in the Southern District of Illinois.

Scheduling Practice

Trial settings and other scheduling will vary depending on the track classification which was assigned to the case at the time of filing by the trial judge to whom the case is assigned. There are four tracks: "A," "B," "C," and "D." "A" cases are set for trial between eight (8) and ten (10) months after the date of first appearance of a defendant or the default date; "B" cases eleven (11) to fourteen (14) months after the date of first appearance of a defendant or the default date; "C" cases fifteen (15) to eighteen (18) months after the date of first appearance of a defendant or the default date; and "D" cases nineteen (19) to twenty-four (24) months after the date of first appearance of a defendant or the default date.

Except in cases exempted under SDIL-LR 26.1(a), the attorneys (and any unrepresented parties) must meet in accordance with SDIL-LR 16.2(a) at least 21 days before any scheduling conference set by the Court to candidly discuss the issues in the case and potential discovery needs. Fed. R. Civ. P. 26(f). Within seven (7) calendar days after this meeting, the participants must submit a Joint Report of the Parties and Proposed Scheduling Order to the Magistrate Judge.

All track "B," "C," and "D" cases will be set for a scheduling and discovery conference before a Magistrate Judge within forty (40) days after the first appearance of a defendant in cases filed, removed, or transferred to this District. The scheduling conference may be canceled at the discretion of the Court following receipt of the Joint Report of the Parties regarding their initial meeting. The Magistrate Judge may approve the parties' Joint Report of Parties and Proposed Scheduling and Discovery Order, or enter a separate scheduling order, as circumstances require.

A final pretrial conference will be held by the trial judge at least seven (7) days prior to the first day of the presumptive trial month. The parties shall confer and jointly submit a Final Pretrial Order three (3) days before the date of the final pretrial conference.

Disclosures and Discovery Practice

Except in cases exempted under SDIL-LR 26.1, the parties shall comply with the initial disclosure requirements of Federal Rule of Civil Procedure 26(a). These disclosures must be supplemented by the parties, depending on the nature of the case and any limitations placed on discovery at the scheduling conference. The disclosures and supplementation are <u>not</u> to be filed with the Clerk of Court.

A party may not seek discovery from another source until: (a) the party seeking discovery has made its initial disclosures as required by Federal Rule of Civil Procedure 26(a), and, further, (b) the parties have met and conferred as required by SDIL-LR 16.2(a). A party may not seek discovery from another party before such disclosures have been made by, or are due from, such other party.

The cut-off date for all discovery, including experts and third parties, shall not be later than one hundred fifteen (115) days prior to the first day of the month of the presumptive trial date. Disclosure of experts and discovery with reference to experts and other discovery dates will be set according to the Joint Report of the Parties following their initial meeting or at the scheduling and discovery conference before the Magistrate Judge.

Motion Practice

Motions to dismiss, for judgment on the pleadings, for summary judgment, and all post-trial motions shall be supported by a brief and filed with the Clerk, including a proposed order. Any adverse party shall have thirty (30) days after the service of the movant's brief in which to file and serve an answering brief and proposed order. Briefs shall be no longer than twenty (20) double-spaced typewritten pages. Reply briefs, if any, shall be filed within ten (10) days of the filing of an answering brief and shall be no longer than five (5) pages. Such briefs are not favored and should be filed <u>only</u> in exceptional circumstances. Under no circumstances will sur-reply briefs be accepted.

For all motions other than those listed above, a supporting brief is not required. A party opposing such a motion shall have ten (10) days after service to file a written response. Failure to file a timely response to a motion may, in the Court's discretion, be considered an admission of the merits of the motion. A reply, if any, shall be filed within five (5) days of the filing of the response.

A party may not schedule or notice a hearing or oral argument on a pending motion. Any party desiring oral argument on a motion shall file a formal motion for such, stating the reason why oral argument is requested. Any motion may be either (1) scheduled by the Court for oral argument at a specified time; (2) scheduled for determination by telephone conference call; (3) referred to a United States Magistrate Judge for determination or recommendation; or (4) determined upon the pleadings and the motions without benefit of oral argument.

FOR THE COURT

NORBERT G. JAWORSKI
CLERK OF COURT

ALL MOTIONS MUST BE SUBMITTED WITH A PROPOSED ORDER

Forms referenced in this document are available, free of charge, downloadable from the District Court web site at www.ilsd.uscourts.gov or from the Clerk's Office for a fee. Copies of the new forms are included as attachments in the July 1, 2003 revision of the Local Rules.

EXHIBIT B

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARTHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,

Defendants. **No. 03-CV-00673-DRH**

ORDER

HERNDON, District Judge:

Before this Court are two motions filed by Plaintiffs for an extension of time to respond to Defendants' motions to sever and transfer (Doc. 32, 33).[1] Specifically, Plaintiffs state that they are planning to file a motion to remand the case for lack of subject matter jurisdiction in short order. They request an extension of time to file responses to Defendants' motions to sever and transfer until after the Court determines subject matter jurisdiction. Subject matter jurisdiction is a

[1]On October 16, 2003, Defendants removed the action to this Court (Doc. 1). On November 6, 2003, Defendants T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc., and AIM Advisors, Inc. filed a motion to sever (Doc. 22, 23). On November 14, 2003, Defendants Artisan Funds, Inc. and Artisan Partners Limited filed a motion to sever and or transfer Plaintiffs' claims to the United States District Court for the Eastern District of Wisconsin (Doc. 30, 31). Plaintiffs' responses to these motions were due November 21, 2003 and December 1, 2003, respectively.

112

threshold inquiry and as such the Court has an obligation to ensure it has jurisdiction over the case before it rules on other motions. **See Steel Co. *v.* *Citizens for a Better Environment*, 523 U.S. 83, 94-95 (1998); *Okoro v. Bohman*, 164 F.3d 1059, 1061 (7th Cir. 1999).** Accordingly, the Court will **GRANT** Plaintiffs' motions for an extension of time to respond to Defendants' motions to sever and transfer (Doc. 32, 33). The Court allows Plaintiffs ten (10) court days from the date on which this Court enters an order ruling on Plaintiffs' motion to remand for lack of subject matter jurisdiction in which to respond to Defendants' motions to sever and transfer.

IT IS SO ORDERED.

Signed this 1st day of December, 2003.

DAVID R. HERNDON
United States District Judge

EXHIBIT C

FILED

DEC 15 2003

CLERK, U.S. DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS
EAST ST. LOUIS OFFICE

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T. K. PARTHASARATHY, et al.,

Plaintiffs,

vs. **Case No. 3:03-cv-673-DRH**

T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,

Defendants.

ORDER

A Scheduling and Discovery Conference was set in this matter for December 8, 2003. The Court canceled said conference upon receipt of the parties' proposed scheduling and discovery orders.

However, the parties' proposals rely upon deferring the entry of a scheduling order and the beginning of discovery until after the Court rules on certain pending motions. The Court is unwilling to grant such a deferral. Moreover, pursuant to the new Local Rules which became effective July 1, 2003, counsels' appearance at Scheduling and Discovery conferences for putative class actions is mandatory. **SDIL-LR 23.1.**

Therefore, the Court will set a Scheduling and Discovery Conference at which counsel shall appear to identify the length and scope of discovery necessary for the fair and expeditious determination of whether this matter can proceed as a class action and to establish all scheduling dates and deadlines consistent with Local Rules and with the Scheduling and Discovery Order (Class Action) set forth in said Rules. Accordingly, a Scheduling and Discovery Conference is set in this matter for January 15, 2004, at 10:00 A. M.

IT IS SO ORDERED.
DATED: December 11, 2003

GERALD B. COHN
United States Magistrate Judge

EXHIBIT D

FILED

DEC 18 2003

CLERK, U.S. DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS
EAST ST. LOUIS OFFICE

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T. K. PARTHASARATHY, et al.,

Plaintiffs,

vs.

Case No. 3:03-cv-673-DRH

T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,

Defendants.

ORDER

The Court for good cause hereby recuses himself in the above-entitled case. The matter is returned to the Clerk of Court for reassignment.

IT IS SO ORDERED.
DATED: December 18, 2003

GERALD B. COHN
United States Magistrate Judge

NOTE: Magistrate Judge now becomes Magistrate Judge Clifford J. Proud.

EXHIBIT E

IN THE UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

---x

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, AND SHARON SMITH, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED,

Plaintiff,

vs.

03 Civ. 673 (DRH)

T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., A CORPORATION, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC. , A CORPORATION, AND AIM ADVISORS, INC.,

Defendants.

---x

JOINT MEMORANDUM OF T. ROWE PRICE AND AIM IN OPPOSITION TO MOTION TO REMAND

Preliminary

Defendants T. Rowe Price and AIM respectfully submit that the motion to remand this action to the state court should be denied.

This Court has subject matter jurisdiction over this action by virtue of diversity of citizenship and the requisite amount in controversy.

Alternatively, this Court has subject matter jurisdiction over this action by virtue of the existence of a federal question.

The First Amended Complaint

The First Amended Complaint (hereafter the "Complaint") alleges that the Defendants value the portfolio holdings in their Funds on the basis of "stale" prices. The "stale" prices allegedly result from the time lapse between the close of the markets in Asia and Europe and the valuation time (4:00 p.m. EST) utilized by the Defendants.[1] Since the portfolio holdings are incorrectly valued, according to the Complaint, so-called "market-timers", i.e. professional investors, can take advantage of the "stale" prices and pay less to the Funds for shares than they should when they buy and get more from the Funds than they should when they redeem.

POINT I – Plaintiffs' claims are derivative, not direct; accordingly, the requisite amount in controversy ($75,000) is met and this Court has subject matter jurisdiction over this action.

Plaintiffs' motion to remand is predicated on the contention that their claims are direct, not derivative, and that (despite the admitted diversity of citizenship of the parties) the $75,000 jurisdictional amount is not met.[2] This is incorrect. Plaintiffs' claims are derivative, not direct and, accordingly, the jurisdictional amount is measured by the harm to the Funds and the $75,000 jurisdictional amount is more than met. The parties thus agree that the dispositive issue

---

[1] The entire premise of the lawsuit is erroneous because the Defendants, as they are required to do by SEC rules, "fair value" their portfolio holdings, i.e. adjust for any developments in the five- to fifteen-hour time lapse.

[2] In determining whether a claim is direct or derivative, the Court must look to the law of the Fund's state of incorporation. Kamen v. Kemper Financial Services, 500 U.S. 90, 97-99 (1991); In re Dreyfus Aggressive Growth Mutual Fund Litigation, 2000 U.S. Dist. LEXIS 94 at *13 (S.D.N.Y. 2000) (Baer, J.). As further explained in Meyers v. Brinson Advisors, Inc., Dkt. No. 02-CV-0222-DRH (S.D. Ill. July 22, 2002), the test is the true nature of the claims in the pleadings: "characterizations in the pleadings are not controlling." Accord: Seidel v. Allegis Corp., 702 F.Supp. 1409, 1411 (N.D. Ill. 1989) (Marovich, J.); Kalmanovitz v. G. Heileman Brewing Co., Inc., 595 F.Supp. 1385, 1399 (D.Del. 1984), aff'd, 769 F.2d 152 (3d Cir. 1985) ("[w]hether a claim is individual or derivative is determined from the body of the complaint, not the label employed by counsel."). The district court and state law cases cited in this memorandum provide persuasive interpretations of Maryland and Delaware law.

on diversity jurisdiction is whether plaintiffs' claims are derivative or direct [see Pl. Memo at 7: "the characterization of plaintiffs' claims as direct or derivative is dispositive"].

1. An examination of the Complaint shows that plaintiffs themselves have alleged that **the direct harm** caused by the supposed failure of Defendants to properly value shares of the Funds **is suffered by the Funds**. The Complaint alleges in ¶¶ 39 and 40 that "due to the use of stale prices" by defendants "in valuing the fund shares", "market timers" who purchased shares of the Funds paid less to the Funds than they should have paid, and "market timers" who redeemed shares of the Funds received more from the Funds than they should have received [Cplt. ¶¶ 39 and 40]. In both instances, **the Funds** allegedly suffered an improper diminution of their net asset value since **the Funds** received too little from the "market timers" for their purchases and paid out too much to the "market timers" to redeem their shares [Id.] .

The alleged effect of the conduct is summarized in ¶¶ 43 and 45 of the Complaint:

> "Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants' funds when they sell (redeem) their shares at a premium. Defendants' **fund NAV is diluted** in both instances. When market timing traders are able to buy shares at a discount, Defendants' **fund assets suffer dilution** because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' **fund assets suffer dilution** because the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that **the diluted fund cash position causes the fund NAV to be diluted as well**. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares

> and the wealth represented by that diluted amount has been transferred to market timing traders." (emphasis and bolds added)

and:

> "Since it is such an attractive low risk trading vehicle to market timers, Defendants' **funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover** including the liquidation of investments to meet market timer redemption requests, **lost opportunity costs and asset swings that negatively impact fund operations and performance** and the ability of the fund to provide a maximized return to long term shareholders."

(emphasis added).

Thus, the text of the Complaint, itself, makes clear that the direct harm is to the Funds themselves and, accordingly, the plaintiffs' claims are derivative, not direct.

2. Plaintiffs, in their motion papers, confirm that they are suing only on behalf of "holders" of Fund shares, not on behalf of "purchasers" or "sellers" of Fund shares. That concession means that, in this action, plaintiffs' claims are <u>necessarily</u> derivative because the conduct at issue affects "holders" only indirectly, i.e. by diminishing the value of their shares. As explained above at pp. 2-3, the alleged "harm" is that **the Funds** are not receiving enough money for shares they sell to "market timers" and are paying too much money for shares they redeem from "market timers". In both instances, the "harm" is that **the Funds** (not the shareholders) are deprived of the correct amount of money they are entitled to as a result of those transactions. Shareholders of the Funds are affected only indirectly in that the value of their shares is based on the net asset value of the Funds. Since the net asset value of the Funds is less than it should have been, the value of plaintiffs' holdings in the Funds is less than it should be. **This is a classic derivative claim, not a direct claim**. <u>Waller</u> v. <u>Waller</u>, 187 Md. 185, 189-90, 49 A. 2d. 449, 452 (1946) (Delaplaine, J.):

"It is a general rule that an action at law to recover damages for an injury to a corporation can be brought only in the name of the corporation itself acting through its directors, and not by an individual stockholder though the injury may incidentally result in diminishing or destroying the value of the stock. The reason for this rule is that the cause of action for injury to the property of a corporation or for impairment or destruction of its business is in the corporation, and such an injury, although it may diminish the value of the capital stock, is not primarily or necessarily a damage to the stockholder, and hence the stockholder's derivative right can be asserted only through the corporation." (emphasis added)

Accord: Danielewicz v. Arnold, 137 Md. App. 601, 616, 769 A. 2d 274, 283 (2001) (Thieme, J.) (same); Strougo v. Bassini, 282 F. 3d 162, 170 (2nd Cir. 2002) (acknowledging this rule under Maryland law); In re Merrill Lynch & Co., Inc. Research Reports Sec. Litigation, 272 F.Supp.2d 243, 265 (S.D.N.Y. 2003) (Pollack, J.) (under Maryland law, where the harm is a reduction of value of a corporation, a shareholder does not have standing to bring a direct action since a "loss of investment value resulting from breach of a duty owed to a corporation does not give rise to a direct cause of action by the corporation's shareholders"); Dreyfus Aggressive Growth Mutual Fund, 2000 U.S. Dist. LEXIS 94 at *14 (same).

3. In seeking remand, plaintiffs erroneously rely on Strougo, supra, 282 F. 3d 162. The Fund there (unlike the Funds here) was a closed-end fund whose shares were traded on the New York Stock Exchange. Id. at 165. The alleged wrong was that the Fund proposed to do a rights offering which required holders of Fund shares to purchase additional shares if they were to avoid having their shareholdings diluted as a result of purchases of additional Fund shares by other shareholders. Thus, the wrong in Strougo was targeted at and suffered by individual shareholders.[3] Unlike the situation we are presented with here, the Court in Strougo concluded

[3] As the Court in Strougo explained, 282 F.3d at 166:

"The plaintiff asserts that this sort of rights offering is coercive because it penalizes shareholders who do not participate."

that the plaintiffs had a direct claim because they were being compelled either to purchase additional shares or face a direct harm to themselves. The "harm" at bar is suffered, **directly**, by the Funds, which are the targets of the "market timers". The plaintiffs, by contrast, are harmed only **indirectly** in that the value of their shares is less than it should be. Plaintiffs have not been compelled to do anything in their individual capacities. Plaintiffs are not the targets of the "market timers", and are not themselves involved, in any way, with the "market timers" or their trading. Rather, plaintiffs are harmed only indirectly because the "market timers" are allegedly causing the Funds' net asset value to be improperly reduced, thereby indirectly causing the value of plaintiffs' shareholdings to be less than it should be.[4]

Danielewicz, 137 Md. App. 601, 769 A. 2d 274, is in point. There, the daughter of a deceased shareholder of a corporation (AFS) in which her father had been a shareholder complained that AFS had been compelled improperly to issue too many shares to another AFS stockholder in exchange for his stockholding in another corporation (AS&S). The plaintiff "averred that the 1987 transaction was unfair to AFS because it overvalued the AS&S stock, resulting in overpayment for [the other shareholder's] shares of AS&S . . .". Citing Waller, 187 Md. 185, 49 A. 2d 449, the Court dismissed the plaintiff's claim on the ground that "she lacks standing to sue individually, but rather had at most a derivative claim". The same is true here. The essence of plaintiffs' claim is that the Funds' transactions with "market timers" have left the

---

and:

> "This put pressure on every shareholder to 'pony up' and purchase more shares, enabling the Fund to raise new capital and thereby increase its asset holdings." [Id.]

[4] Plaintiffs' contention that they (like the Strougo plaintiff) have suffered a "dilution of their ownership in the Funds" [Pl. Memo, p. 2] is incorrect. The Funds in that case were closed-end funds. Since, by contrast, the Funds involved here are open-end funds, plaintiffs experience an increase or diminution of their relative ownership of the Funds every day as the Funds sell or redeem Fund shares. This distinction was recognized in Strougo, 282 F.2d at 165.

Funds with improperly diminished assets, since the Funds have paid too much for Fund shares which they have redeemed and received too little for Fund shares which they have issued.

The same rule applies under Delaware law, which the Seventh Circuit considers analogous to Maryland law on this very issue.[5] Thus, in Avacus Partners LP v. Brian, 1990 Del. Ch. LEXIS 178, **20-21 (Del. Ch. 1990) (Allen, J.), the Court held that a shareholder could bring only a derivative claim to recover for harm caused when a corporation had received "grossly inadequate consideration" in connection with a merger, explaining:

> "A wrong is derivative in nature when it injures the shareholders indirectly and dependently through direct injury to the corporation [citation omitted].
>
> To illustrate, if a board of directors authorizes the issuance of stock for no or grossly inadequate consideration, the corporation is directly injured and shareholders are injured derivatively."

Accord: Gregory v. Correction Connection, Inc., 1991 U.S. Dist. LEXIS 3659 at * 44 (E.D. Pa. 1991) (McGlynn, J.) ("In Delaware, a shareholder's allegations that a board of directors committed waste by authorizing the issuance of stock for inadequate consideration are derivative in nature").

4. The illustration proffered by plaintiffs [Pl. Memo, pp. 5-6] in support of their contention that they have suffered a "dilution" of their own interests does not accurately reflect the Complaint and does not, in any event, involve a direct harm to shareholders [cf. Cplt. ¶43]. The ten existing shareholders referred to in the illustration are injured only indirectly when an "eleventh" shareholder purchases Fund shares for less than the true value of those shares. Like the corporations in the cases cited above which issued shares for less than the fair value of the

---

[5] As the Seventh Circuit stated in Kennedy v. Venrock Associates, 348 F. 3d 584, 590 (7th Cir. Oct. 29, 2003), in determining "the choice between derivative and direct suits," "Maryland uses the same basic approach [although formulated somewhat differently] to derivative status as Delaware does" (brackets in original). The Seventh Circuit has also stated that Delaware is "today's dominant corporate jurisdiction." Kamen v. Kemper Financial Services,

shares, **the Funds** here suffer the direct injury. The injury to the shareholders is the decrease in the value of their Fund shares below what it should be (like the decrease in the value of the corporate stock in the cited cases) which is an indirect harm, not a direct harm.

Since the direct harm at bar is to the Funds, it is self-evident that the harm involves far more than $75,000. The T. Rowe Price Fund is a $4.8 billion fund (see Appendix A), and the AIM Fund is a $425 million fund (see Appendix B). Trading of the type complained of at bar, i.e. "market-timing" over a five-year period, indisputably involves more than $75,000 in potential damage to the Funds. Accordingly, this Court has subject matter jurisdiction over this action.

If the Court finds this argument persuasive, it need not consider Point II.

POINT II –
In the alternative, this Court has subject matter jurisdiction over this action by virtue of the existence of a federal question.

This action directly implicates federally promulgated rules as to how mutual funds must value their shares. The Securities and Exchange Commission has issued rules directing mutual funds to value their shares and compute their Net Asset Value at the end of each day in accordance with SEC Rules 2a-4(a)(1), 22c-1 and 22e-2, promulgated under the Investment Company Act §§ 2(a)(41) and 22. Thus, the SEC has specified the appropriate standards and guidelines for mutual funds to follow, as part of its regulation of the mutual fund industry pursuant to the Investment Company Act of 1940 and the Securities and Exchange Act of 1934.

Where a determination under state law poses a risk of conflict with a regulatory scheme which Congress has delegated to a regulatory agency such as the SEC, the matter involved

Inc., 908 F.2d 1338, 1343 (7th Cir. 1990), rev'd o.g., 500 U.S. 90 (1991) (Delaware is "the Mother Court of corporate law").

necessarily implicates federal law, creating a federal question, and thus subject matter jurisdiction in the federal courts. The fact that the claim is alleged as one under state law is not controlling. D'Alessio v. New York Stock Exchange, Inc., 258 F. 3d 93, 100-02 (2nd Cir. 2001) ("The D'Alessio suit is rooted in violations of federal law, which favors a finding that federal question jurisdiction exists" because "the gravamen of D'Alessio's state law claims is that the NYSE . . . failed to perform its statutory duty created under federal law . . ."); Sable v. General Motors Corporation, 90 F. 3d 171, 174-75 (6th Cir. 1996) (federal question jurisdiction existed because the plaintiff's state law tort claim was premised on defendants' breach of a duty created under federal law). See also: Sparta Surgical Corp. v. NASD, 159 F. 3d 1209, 1211-13 (9th Cir. 1998) (state law claims "founded on" conduct allegedly inconsistent with rules promulgated under the Securities Exchange Act created federal question jurisdiction, and thus were properly removed to federal court); Marcus v. AT&T Corp., 138 F. 3d 46, 55-56 (2nd Cir. 1998) (a state law breach of warranty claim seeking to set a standard for pricing that might conflict with FCC tariff regulations for telephone companies "necessarily raises a substantial federal question over which federal courts may properly exercise jurisdiction").[6]

In sum, if the courts of each of the 50 states were to weigh in with their own views as to how mutual funds should be valued, utter chaos would ensue --- this is, and should be, a federal matter to be determined by federal courts under federal standards set forth by the SEC.

[6] Although plaintiffs' counsel contend that their claims here do not raise a federal question, they have taken a directly contrary position in two other cases recently filed in this Court. Representing other shareholders of T. Rowe Price and AIM, plaintiffs' counsel have recently filed an action (Bilski v. AIM International Funds, Inc., 03-772 GPM) containing **identical** allegations to those in this action, but asserting a claim under § 36(a) of the Investment Company Act of 1940 based on precisely the same allegations that supposedly give rise to their state law claims in this case. See also: Kenerley v. Templeton Funds, Inc., 03-770 GPM.

CONCLUSION

Plaintiff's motion to remand this action to the state court should be denied.

Dated: December 23, 2003

Respectfully submitted,

POLLACK & KAMINSKY

By: Daniel A. Pollack
Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

-and-

ARMSTRONG TEASDALE LLP

By: s/ Frank Gundlach
Frank N. Gundlach
Glenn E. Davis
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
Tel.: (314) 621-5070
Fax: (314) 621-5065

Attorneys for Price / AIM Defendants